UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

HARROW HEALTH, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

415858109

(CUSIP Number)

Mark L. Baum

c/o Harrow Health, Inc.

102 Woodmont Blvd., Suite 610

Nashville, Tennessee 37205

(615) 733-4731

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 415858109
1.	Names of Reporting Persons
Mark L. Baum
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
3,488,361(1)

	8.	Shared Voting Power
NONE

	9.	Sole Dispositive Power
3,488,361(1)

	10.	Shared Dispositive Power
NONE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,488,361(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
Not applicable.
13.	Percent of Class Represented by Amount in Row (11)
9.5%%(2)
14.	Type of Reporting Person
IN

(1) Consists of (a) 2,015,461 shares of Common Stock held by Mr. Baum, and (b) options to purchase 1,472,900 shares of Common Stock held by Mr. Baum and exercisable within 60 days after the date of the filing of this Amendment No. 2.

(2) The percentage was calculated based on 36,588,154 shares of Common Stock, as follows: (a) 35,115,254 shares of Common Stock outstanding as of August 9, 2023; and (b) 1,472,900 shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock held by Mr. Baum and exercisable within 60 days after the date of the filing of this Amendment No. 2.

This Amendment No. 2 (“Amendment No. 2”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Harrow Health, Inc. (the “Company” or the “Issuer”) and amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on August 10, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on April 25, 2021 (“Amendment No. 1”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Original Schedule 13D. Except as specifically amended by Amendment No. 1 and this Amendment No. 2, the Original Schedule 13D is unchanged.

Item 3. Source and Amounts of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“On July 18, 2023, Mark L. Baum (“Mr. Baum”) was issued 762,300 shares of Common Stock upon the vesting of performance stock units (the “PSUs”) granted to Mr. Baum under the Company’s 2017 Stock Incentive and Awards Plan (the “Incentive Plan”) on July 23, 2021. The PSUs were settled in full (on a one-for-one basis) on July 18, 2023, following attainment of total stockholder return targets ranging from 50% - 175% following the date of the award. Upon the vesting of the PSUs, 299,968 shares of Common Stock were withheld by the Company for payroll tax purposes from the same aforementioned 762,300 shares of Common Stock pursuant to the terms of the Incentive Plan. The PSUs were acquired by Mr. Baum as compensation for his services as Chief Executive Officer of the Company pursuant to an employment agreement with the Company, dated April 25, 2016.”

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“The 762,300 shares of Common Stock underlying the PSUs described in Item 3 (of which 299,968 shares were withheld by the Company for tax purposes) were acquired by Mr. Baum as compensation for Mr. Baum’s services as Chief Executive Officer of the Company. The information provided in Item 3 with respect to the PSUs is incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) Mr. Baum may be deemed the direct beneficial owner of 3,488,361 shares of Common Stock, representing 9.5% of the Common Stock of the Company and consisting of the following: (i) 2,015,461 shares of Common Stock, and (ii) options to purchase 1,472,900 shares of Common Stock which are exercisable within 60 days after the date of the filing of this Amendment No. 2.

(b) Mr. Baum has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 3,488,361 shares of Common Stock (including rights to acquire Common Stock). Mr. Baum has shared power to vote or direct the vote and shared power to dispose or direct the disposition of zero shares of Common Stock (including rights to acquire Common Stock).

(c) On July 18, 2023, Mr. Baum was issued 762,300 shares of Common Stock (of which 299,968 shares were withheld by the Company for tax purposes) upon the vesting of PSUs granted to Mr. Baum under the Company’s Incentive Plan on July 23, 2021. Except as reported herein, Mr. Baum has not effected any transactions in the Company’s securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2023

/s/ Mark L. Baum
Mark L. Baum